MANAGEMENT’S DISCUSSION AND ANALYSIS (AMENDED)
FOR THE YEAR ENDED DECEMBER 31, 2015

This amended Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2015 and 2014 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We use certain non-IFRS financial measures in this amended MD&A. For a description of each of the non-IFRS measures used in this amended MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This amended MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of U S dollars unless otherwise indicated. This amended MD&A is dated as of March 2, 2016 and all information contained is current as of March 2, 2016 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This amended MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this amended MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This amended MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2016, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3
History and Strategy	Page 4
Consolidated Operations	Page 5
Guanaceví Operations	Page 7
Bolañitos Operations	Page 9
El Cubo Operations	Page 11
Exploration Results	Page 13
Reserves and Resources	Page 14
Consolidated Financial Results	Page 16
Non IFRS Measures	Page 20
Quarterly Results and Trends	Page 26
Annual Outlook	Page 30
Liquidity and Capital Resources	Page 31
Changes in Accounting Policies	Page 37
Risks and Uncertainties	Page 40
Controls and Procedures	Page 47

2

Three Months Ended December 31			2015 Highlights	Year Ended December 31
2015	2014	% Change		2015	2014	% Change
			Production
1,732,765	2,009,172	(14%)	Silver ounces produced	7,178,666	7,212,074	(0%)
15,433	15,127	2%	Gold ounces produced	59,990	62,895	(5%)
1,686,330	1,950,037	(14%)	Payable silver ounces produced	6,991,639	6,996,916	(0%)
15,073	14,557	4%	Payable gold ounces produced	58,585	60,518	(3%)
2,813,075	3,068,062	(8%)	Silver equivalent ounces produced(1)	11,377,966	11,614,724	(2%)
9.76	8.33	17%	Cash costs per silver ounce(2)(3)	8.39	8.31	1%
16.11	14.36	12%	Total production costs per ounce(2)(4)	14.11	16.37	(14%)
17.33	15.37	13%	All-in sustaining costs per ounce(2)(5)	15.62	16.79	(7%)
408,092	374,212	9%	Processed tonnes	1,565,507	1,404,406	11%
80.39	89.63	(10%)	Direct production costs per tonne(2)(6)	80.14	96.11	(17%)
11.41	10.76	6%	Silver co-product cash costs(7)	10.87	11.76	(8%)
845	788	7%	Gold co-product cash costs(7)	791	798	(1%)
			Financial
42.7	48.6	(12%)	Revenue ($ millions)	183.6	196.9	(7%)
1,682,572	2,000,253	(16%)	Silver ounces sold	7,301,698	6,539,686	12%
15,255	13,635	12%	Gold ounces sold	59,450	58,323	2%
14.93	16.23	(8%)	Realized silver price per ounce	15.79	18.76	(16%)
1,105	1,189	(7%)	Realized gold price per ounce	1,148	1,273	(10%)
(136.2)	(66.9)	(104%)	Net earnings (loss) ($ millions)	(149.9)	(74.5)	(101%)
(2.2)	(11.0)	80%	Adjusted net earnings (loss) (8) ($ millions)	(11.2)	(17.2)	35%
(1.3)	2.3	(155%)	Mine operating earnings (loss) ($ millions)	16.7	14.4	17%
9.7	13.9	(30%)	Mine operating cash flow(9) ($ millions)	57.7	70.5	(18%)
5.7	(5.3)	207%	Operating cash flow before working capital changes (10)	35.2	29.3	20%
5.5	7.7	(29%)	Earnings before ITDA (11)	34.1	42.6	(20%)
17.2	21.2	(19%)	Working capital ($ millions)	17.2	21.2	(19%)
			Shareholders
(1.33)	(0.67)	(99%)	Earnings (loss) per share – basic	(1.47)	(0.74)	(99%)
(0.02)	(0.11)	80%	Adjusted earnings (loss) per share – basic(8)	(0.11)	(0.17)	36%
0.06	(0.05)	(207%)	Operating cash flow before working capital changes per share (10)	0.35	0.29	20%
102,054,670	101,881,133	0%	Weighted average shares outstanding	101,996,503	101,314,393	1%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and non-recurring write downs or impairment charges net of tax. See Reconciliation to IFRS on page 20.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 21.

(10)	See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s historical business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Years Ended December 31, 2015 and 2014

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
2015	2014	% Change		2015	2014	% Change
408,092	374,212	9%	Ore tonnes processed	1,565,507	1,404,406	11%
156	191	(18%)	Average silver grade (gpt)	167	185	(10%)
84.6	87.3	(3%)	Silver recovery (%)	85.3	86.2	(1%)
1,732,765	2,009,172	(14%)	Total silver ounces produced	7,178,666	7,212,074	(0%)
1,686,330	1,950,037	(14%)	Payable silver ounces produced	6,991,639	6,996,916	(0%)
1.40	1.49	(6%)	Average gold grade (gpt)	1.41	1.62	(13%)
83.9	84.4	(1%)	Gold recovery (%)	84.6	86.1	(2%)
15,433	15,127	2%	Total gold ounces produced	59,990	62,895	(5%)
15,073	14,557	4%	Payable gold ounces produced	58,585	60,518	(3%)
2,813,075	3,068,062	(8%)	Silver equivalent ounces produced(1)	11,377,966	11,614,724	(2%)
9.76	8.33	17%	Cash costs per silver ounce(2)(3)	8.39	8.31	1%
16.11	14.36	12%	Total production costs per ounce(2)(4)	14.11	16.37	(14%)
17.33	15.37	13%	All in sustaining cost per ounce (2)(5)	15.62	16.79	(7%)
80.39	89.63	(10%)	Direct production costs per tonne(2)(6)	80.14	96.11	(17%)
11.41	10.76	6%	Silver co-product cash costs(7)	10.87	11.76	(8%)
845	788	7%	Gold co-product cash costs(7)	791	798	(1%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

5

Consolidated Production

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Consolidated silver production during Q4, 2015 was 1,732,765 ounces (oz), a decrease of 14% compared to 2,009,172 oz in Q4, 2014, and gold production was 15,433 oz, an increase of 2% compared to 15,127 oz in Q4, 2014. Plant throughput was 408,092 tonnes at average grades of 156 grams per tonne (gpt) silver and 1.40 gpt gold compared to 374,480 tonnes grading 191 gpt silver and 1.49 gpt gold in Q4, 2014. Silver production decreased due to lower grades partially offset by the higher throughput. Gold production was similar as the increased throughput offset the slight decrease in gold grades. The increased throughput at El Cubo, which has lower silver grades than the other operations and lower ore grades from the Bolañitos operation are the primary driver of these variations from 2014.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
Consolidated silver production during 2015 was 7,178,666 oz, a decrease of 0.5% compared to 7,212,074 oz in 2014, and gold production was 59,990 oz, a decrease of 5% compared to 62,895 oz in 2014. Plant throughput was 1,565,507 tonnes at average grades of 167 gpt silver and 1.41 gpt gold compared to 1,404,406 tonnes grading 185 gpt silver and 1.62 gpt gold in 2014. Silver production was flat as lower silver grades were offset by higher throughput, while gold production decreased due to lower ore grades. The increased throughput of the El Cubo operation, which has lower silver grades than the other operations, coupled with the decreased throughput of the Bolañitos operation, which has higher gold grades, are the primary drivers of these variations from 2014.

Consolidated Operating Costs

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 10% to $80.39 in Q4, 2015. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased 17% to $9.76 per oz of payable silver compared to $8.33 per oz in Q4, 2014 as a result of the lower gold credit. The lower direct operating costs were offset by allocating similar exploration and development expenditures over fewer production ounces resulting in all-in-sustaining costs (also a non-IFRS measure) increasing 13% to $17.33 per oz compared to $15.37 per oz in Q4, 2014.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 14% to $80.14 in 2015. Lower costs per tonne, offset by lower ore grades, resulted in relatively flat cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 1% to $8.39 per oz of payable silver compared to $8.31 per oz in 2014. Lower exploration and development expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 7% to $15.62 per oz compared to $16.79 per oz in 2014.

6

Guanaceví Operations

Production Results for the Three Months and Years Ended December 31, 2015 and 2014

Three Months Ended December 31			GUANACEVÍ	Year Ended December 31
2015	2014	% Change		2015	2014	% Change
105,039	102,375	3%	Ore tonnes processed	431,431	423,251	2%
269	358	(25%)	Average silver grade (g/t)	295	314	(6%)
83.9	87.0	(4%)	Silver recovery (%)	84.1	84.0	0%
761,769	1,024,762	(26%)	Total silver ounces produced	3,440,748	3,587,639	(4%)
754,151	1,014,514	(26%)	Payable silver ounces produced	3,406,340	3,551,763	(4%)
0.61	0.70	(13%)	Average gold grade (g/t)	0.62	0.65	(5%)
86.2	90.1	(4%)	Gold recovery (%)	85.9	86.3	(0%)
1,775	2,085	(15%)	Total gold ounces produced	7,390	7,641	(3%)
1,757	2,063	(15%)	Payable gold ounces produced	7,316	7,564	(3%)
886,019	1,170,712	(24%)	Silver equivalent ounces produced(1)	3,958,048	4,122,509	(4%)
10.57	7.28	45%	Cash costs per silver ounce(2)(3)	8.66	9.73	(11%)
13.06	8.77	49%	Total production costs per ounce(2)(4)	11.09	11.44	(3%)
14.67	11.89	23%	All in sustaining cost per ounce (2)(5)	12.97	14.51	(11%)
93.59	96.91	(3%)	Direct production costs per tonne(2)(6)	88.04	104.06	(15%)
11.01	8.43	31%	Silver co-product cash costs(7)	9.55	10.73	(11%)
815	617	32%	Gold co-product cash costs(7)	694	728	(5%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

Guanaceví has produced more than 25 million ounces of silver and 53,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 540 people and engages 130 contractors.

7

Guanaceví Production Results

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Silver production at the Guanaceví mine during Q4, 2015 was 761,769 oz, a decrease of 26% compared to 1,024,762 oz in Q4, 2014, and gold production was 1,775 oz, a decrease of 15% compared to 2,085 oz in Q4, 2014. Plant throughput was 105,039 tonnes at average grades of 269 gpt silver and 0.61 gpt gold compared to 102,375 tonnes grading 358 gpt silver and 0.70 gpt gold in Q4, 2014. Metal production decreased due to lower processed ore grades and metal recoveries. The lower ore grades were a result of mining deeper within the ore bodies where grades tend to be lower, while the prior year’s high grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in significantly higher silver and gold production in Q4, 2014.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
Silver production at the Guanaceví mine during 2015 was 3,440,748 oz, a decrease of 4% compared to 3,587,639 oz in 2014, and gold production was 7,390 oz, a decrease of 3% compared to 7,641 oz in 2014. Plant throughput was 431,431 tonnes at average grades of 295 gpt silver and 0.62 gpt gold compared to 423,251 tonnes grading 314 gpt silver and 0.65 gpt gold in 2014. The variation in metal production was directly attributed to the slightly lower processed ore grades, offset by a slight increase in plant throughput.

Guanaceví Operating Costs

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Direct production costs per-tonne were slightly lower in Q4, 2015 compared to Q4, 2014 due to the falling peso offset by lower mine output. Mine output fell due to improper sequencing from the various ore bodies during the quarter, which management addressed and now expects to return to historical norms. The lower ore grades resulted in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 45% to $10.57 per oz of payable silver compared to $7.28 per oz in Q4, 2014. Similarly all-in-sustaining costs (also a non-IFRS measure) increased 23% to $14.67 per oz due to the lower grades partially offset by lower capital and exploration expenditures compared to Q4, 2014.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
Direct production costs per tonne fell 15% to $88.04 in 2015 compared to $104.06 in 2014 due to the falling peso and the Company’s focus on reducing costs. The lower costs per tonne, offset by slightly lower grades resulted in lower cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 11% to $8.66 per oz of payable silver compared to $9.73 per oz in 2014. Similarly, all-in-sustaining costs (also a non-IFRS measure) fell 11% to $12.97 per oz compared to $14.51 per oz in 2014 due to lower operating costs.

8

Bolañitos Operations

Production Results for the Three Months and Years Ended December 31, 2015 and 2014

Three Months Ended December 31			BOLAÑITOS	Year Ended December 31
2015	2014	% Change		2015	2014	% Change
103,878	145,408	(29%)	Ore tonnes processed	455,226	567,873	(20%)
90	148	(39%)	Average silver grade (g/t)	118	148	(20%)
83.6	88.3	(5%)	Silver recovery (%)	83.9	88.7	(5%)
251,363	611,271	(59%)	Total silver ounces produced	1,449,773	2,396,179	(39%)
241,308	580,644	(58%)	Payable silver ounces produced	1,389,920	2,276,278	(39%)
1.88	2.03	(7%)	Average gold grade (g/t)	1.99	2.36	(16%)
82.3	83.2	(1%)	Gold recovery (%)	82.3	86.1	(4%)
5,166	7,900	(35%)	Total gold ounces produced	23,966	37,108	(35%)
5,036	7,571	(33%)	Payable gold ounces produced	23,371	35,531	(34%)
612,983	1,164,271	(47%)	Silver equivalent ounces produced(1)	3,127,393	4,993,739	(37%)
8.09	5.64	43%	Cash costs per silver ounce(2)(3)	4.31	1.94	(122%)
17.94	12.74	41%	Total production costs per ounce(2)(4)	11.33	14.05	(19%)
18.15	9.44	92%	All in sustaining cost per ounce (2)(5)	11.79	8.70	36%
72.31	83.58	(13%)	Direct production costs per tonne(2)(6)	71.97	87.44	(18%)
11.85	10.21	16%	Silver co-product cash costs(7)	10.26	10.10	2%
877	748	17%	Gold co-product cash costs(7)	746	686	9%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

The Bolañitos mine encompasses three operating silver-gold mines and a flotation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013, additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity whereas, in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. In 2015, Bolañitos reduced mine output to 1,000 tpd as underground resources focused on the development of the LL- Asunción ore-body. Since acquisition, the Bolañitos operation has produced over 11 million ounces of silver and over 180,000 ounces of gold.

9

Bolañitos Production Results

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Silver production at the Bolañitos mine was 251,363 oz during Q4, 2015, a decrease of 59% compared to 611,271 oz in Q4, 2014, and gold production was 5,166 oz, a decrease of 35% compared to 7,900 oz in Q4, 2014. Plant throughput in Q4, 2015 was 103,878 tonnes at average grades of 90 gpt silver and 1.88 gpt gold, compared to 145,408 tonnes grading 148 gpt silver and 2.03 gpt gold in Q4, 2014. Metal production was down due to lower throughput, recoveries and grades. Bolañitos production was scheduled to decline to 1,000 tpd in 2015 as the operation focused on developing the LL-Asunción ore body. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but gradually reduced to 1,000 tpd over the course of the year. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just over 1,100 tpd of Bolañitos ore in Q4, 2015. Ore grades were scheduled to dip in Q3, 2015 with an increase to gold grades expected in the fourth quarter as more ore is mined from LL-Asunción, however mining of non-modeled resources from the Lucero veins resulted in lower processed grades in Q4, 2015. Gold grades are expected to increase in 2016.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
Silver production at the Bolañitos mine was 1,449,773 oz during 2015, a decrease of 39% compared to 2,396,179 oz in 2014, and gold production was 23,996 oz, a decrease of 35% compared to 37,108 oz in 2014. Plant throughput in 2015 was 455,226 tonnes at average grades of 118 gpt silver and 1.99 gpt gold, compared to 567,873 tonnes grading 148 gpt silver and 2.36 gpt gold in 2014. Metal production was down due to lower throughput, recoveries and grades. Bolañitos production was scheduled to decline to 1,000 tpd in 2015 as the operation focused on developing the LL-Asunción ore body. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but gradually reduced to 1,000 tpd over the course of the year. Lower than planned mill feed from the El Cubo mine and mining of non-modeled resources from the Lucero veins allowed Bolañitos to mill more ore than planned in the second half of 2015.

Bolañitos Operating Costs

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
In Q4, 2015, direct production costs per tonne fell 13% due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grades, increasing cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $8.09 per oz of payable silver compared to $5.64 per oz the same period in 2014. Similarly, development of the LL-Asunción ore body and a $0.8 million increase in reclamation estimate resulted in a rise of all-in sustaining costs (also a non-IFRS measure) of 23% to $18.15 per oz compared to $9.44 per oz in Q4, 2014.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
In 2015, direct production costs per tonne fell 19% due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grades, increasing cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $4.31 per oz of payable silver compared to $1.94 per oz in the same period in 2014. Similarly all-in sustaining costs (also a non-IFRS measure) rose 36% to $11.79 per oz compared to $8.70 in 2014 due to the lower throughput and grades, partially offset by lower exploration and development expenditures.

10

El Cubo Operations

Production Results for the Three Months and Years Ended December 31, 2015 and 2014

Three Months Ended December 31			EL CUBO	Year Ended December 31
2015	2014	% Change		2015	2014	% Change
199,175	126,429	58%	Ore tonnes processed	678,850	413,282	64%
131	106	24%	Average silver grade (g/t)	119	105	13%
85.8	86.6	(1%)	Silver recovery (%)	88.1	88.0	0%
719,633	373,139	93%	Total silver ounces produced	2,288,145	1,228,256	86%
690,871	354,879	95%	Payable silver ounces produced	2,195,379	1,168,875	88%
1.57	1.51	4%	Average gold grade (g/t)	1.52	1.59	(4%)
84.5	83.8	1%	Gold recovery (%)	86.3	85.9	0%
8,492	5,142	65%	Total gold ounces produced	28,634	18,146	58%
8,280	4,923	68%	Payable gold ounces produced	27,898	17,423	60%
1,314,073	733,079	79%	Silver equivalent ounces produced(1)	4,292,525	2,498,476	72%
9.45	15.73	(40%)	Cash costs per silver ounce(2)(3)	10.56	16.40	(36%)
18.80	33.02	(43%)	Total production costs per ounce(2)(4)	20.55	35.90	(43%)
19.96	35.05	(43%)	All in sustaining cost per ounce (2)(5)	22.15	39.49	(44%)
77.65	90.70	(14%)	Direct production costs per tonne(2)(6)	80.60	99.89	(19%)
11.47	15.29	(25%)	Silver co-product cash costs(7)	12.52	16.78	(25%)
849	1,120	(24%)	Gold co-product cash costs(7)	910	1,139	(20%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800 tpd flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in 2013 on time and within budget.

11

El Cubo Production Results

In the prior year, Endeavour focused on increasing throughput at El Cubo to 1,500 tpd by year end and increasing production grades by opening up new higher grade areas and reducing ore dilution. The Company reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a mine rescue team for a safer environment. The Company also acquired new mining equipment, accelerated mine development and commenced underground drilling. In 2015, mine and mill operations targeted and achieved 2,200 tpd target mid-year. Production averaged 1,859 tpd for the year and 2,165 tpd in the fourth quarter. Milling operations met plan, averaging 1,740 tpd in the second half of 2015, with the balance of mine output going to stockpiles and the Bolañitos plant for processing. The additional mine production at El Cubo is processed at Endeavour’s Bolañitos plant, located 18 kilometres away, which has available capacity and comparable circuits to El Cubo. In 2015, 59,476 tonnes of El Cubo ore was processed at the Bolañitos plant.

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Silver production at the El Cubo mine was 719,633 ounces in Q4, 2015, an increase of 93% compared to 373,139 oz in Q4, 2014 and gold production was 8,492 oz in Q4, 2015, an increase of 65% compared to 5,142 oz in Q4, 2014. Plant throughput in Q4, 2015 was 199,175 tonnes at average grades of 131 gpt silver and 1.57 gpt gold, compared to 126,429 tonnes grading 106 gpt silver and 1.51 gpt gold in Q4, 2014. In Q4, 2015, the Company increased mine output and averaged 2,165 tpd in the fourth quarter, while 26,209 tonnes of El Cubo ore were processed at the Bolañitos plant during the quarter. Silver and gold production increased due to higher plant throughput, and ore grades.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
|Silver production at the El Cubo mine was 2,288,145 ounces in 2015, an increase of 86% compared to 1,228,256 oz in 2014 and gold production was 28,634 oz in 2015, an increase of 58% compared to 18,146 oz in 2014. Plant throughput in 2015 was 678,850 tonnes at average grades of 119 gpt silver and 1.52 gpt gold compared to 413,282 tonnes grading 105 gpt silver and 1.59 gpt gold in 2014. Starting in June 2015, 59,476 tonnes of El Cubo ore was processed at the Bolañitos plant. Silver and gold production increased due to higher plant throughput and silver grade, partly offset by lower gold grade.

El Cubo Operating Costs

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)
Economies of scale achieved through rising throughput during the year combined with the falling peso drove direct production costs per tonne down 14% compared to the same period in 2014. In Q4, 2015, cash costs net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased to $9.45 per oz of payable silver compared to $15.73 per oz in the same period in 2014. All-in sustaining costs decreased by 43% to $19.96 per oz compared to $35.05 per oz in Q4, 2014 due to lower operating costs on a per-oz basis and higher production rate along with similar exploration and developments costs as the prior year.

Year ended December 31, 2015 (compared to the year ended December 31, 2014)
In 2015, economies of scale achieved through rising throughput during the year combined with the falling peso drove direct production costs per tonne down 19%. Accordingly, cash costs net of by-product credits, (a non-IFRS measure and a standard of the Silver Institute), decreased to $10.56 per oz of payable silver compared to $16.40 per oz in the same period in 2014. All-in sustaining costs decreased by 44% to $22.15 per oz compared to $39.49 in 2014 due to the lower operating costs, and the higher production rate along with lower exploration expenditures and similar developments costs as the prior year.

12

Exploration Results

In 2015, Endeavour planned to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company commenced exploration drilling at the beginning of the second quarter to focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill drilling needed for engineering the high grade silver-gold discovery at the Terronera project (formerly known as San Sebastián) in Jalisco State.

In 2015, Endeavour drilled 36,400 metres in 151 core holes, including 9,600 metres in 38 holes at Guanaceví, 9,500 metres in 39 holes at Bolañitos, 11,200 metres in 47 holes at El Cubo and 6,100 metres in 27 holes at Terronera. Exploration expenditures for the year total $4.4 million. The Company’s exploration efforts continued to deliver positive results in 2015, notwithstanding a reduced budget. The Company succeeded in replacing proven and probable silver reserves and increased measured and indicated silver resources. Additionally, new mineralized zones were identified at each mine and at the emerging Terronera mine project.

At Guanaceví, high grade, gold-silver mineralization was extended within three zones in the Santa Cruz vein. The Porvenir Norte, Porvenir Centro and Santa Cruz mineralized zones are each adjacent to mine workings, readily accessible for future mine development.

At Bolañitos, high grade, gold-silver mineralization was intersected within three historic veins, San Ignacio-San Miguel, La Joya and Gabriela. The San Miguel and Gabriela mineralized zones are adjacent to historic mine workings readily accessible for development if large enough resources can be outlined.

At El Cubo, new high-grade, gold-silver vein mineralization was delineated in the V-Asunción and Nayal vein, which remains open along strike.

In May 2015, the Company released a Preliminary Economic Assessment (PEA) for the Terronera project prepared in accordance with Canadian Securities Administrators NI 43-101 requirements. The study was based on a NI 43-101 compliant resource estimate dated October 16th 2014, but used a higher cut-off grade due to lower metal prices. The PEA is intended to be a snapshot of the mine project along the path to a pre-feasibility study.

The PEA generated an after-tax base case net present value of $48.6 million using a 5% discount rate, with a 20% rate of return and a pay-back period of 3.7 years based on a 1,000 tonne per day mine producing 2.0 million oz of silver and 15,000 oz of gold annually. The PEA estimated operating revenue of $542 million from estimated sales of 20.4 million oz of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold. The PEA estimated mine-site cash operating costs of $5.49 per oz silver net of gold credits (silver:gold ratio 70:1) based on $83 per tonne total operating costs or total operating cost of $287 million. Additional total sustaining capital costs estimated at $75 million, including dry stack tailings and life of mine capital, exploration and general and administrative expenditures at estimated mine-site all-in sustaining costs of $9.16 per oz silver net of gold credits for the life of the project.

During 2015, drilling completed on the Terronera property continued to define high grade, silver-gold mineralization within the Terronera vein system. Deep drilling intersected the highest grades yet on the property, including 3,875 gpt silver and 4.36 gpt gold over 5.58 metres true width. The main mineralized zone is still open at depth and along strike and surface sampling of several other veins identified multiple new high grade drill targets.

13

Endeavour replaced its proven and probable silver reserves in 2015, notwithstanding the lower metal price assumptions compared to 2014 ($16 per oz) silver vs $18 per oz). Measured and indicated silver resources increased 6% and gold resources decreased 17% in 2015 due to upgrading of inferred silver resources at Guanaceví and Bolañitos and depletion of gold resources at Bolañitos.

  Silver proven and probable reserves were flat at 12.0 million ounces
  Gold proven and probable reserves were flat at 110,800 ounces
  Silver equivalent proven and probable reserves totaled 19.7 million ounces (70:1 silver:gold ratio)
  Silver measured and indicated resources increased 6% to 68.9 million ounces
  Gold measured and indicated resources decreased 17% to 551,400 ounces
  Silver equivalent measured and indicated resources totaled 107.5 million ounces
  Silver inferred resources decreased 13% to 44.3 million ounces
  Gold inferred resources were flat at 340,900 ounces
  Silver equivalent inferred resources totaled 68.2 million ounces

Reserves and Resources
The updated NI 43-101 reserve and resource estimates to December 31, 2015 summarized in the table below includes the Guanaceví Mine in Durango state, the Bolañitos Mine in Guanajuato state, the El Cubo Mines in Guanajuato state, the Parral project in Chihuahua state, the Guadelupe y Calvo project in Chihuahua state and the Terronera project in Jalisco State.

The Company retained Hard Rock Consulting Inc to update NI 43-101 estimate of the reserves and resources as of December 31, 2015 for the Guanaceví, Bolañitos, and the El Cubo mines. The Qualified Persons for the mineral resource and reserve estimates were Zachary Black, QP, SME-RM and Jeffery Choquette, P.E., QP, MMSA of Hard Rock Consulting Inc. Each of the updated Guanacevi, Bolañitos, and El Cubo technical reports will be filed on or before March 31, 2016.

The Company completed an estimate of the resources as of March 15, 2015 for the Terronera project. The Independent Qualified Person responsible for reporting Terronera mineral resources is Richard Routledge, P. Geo, of P&E Mining Consultants Inc.

The Company previously retained Micon, to audit the resources to December 15, 2012 for the Guadelupe y Calvo project. The Qualified Persons for reporting for this project are Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP).

The Company previously retained Micon, to audit the updated resources to December 31, 2010, based on the then current metal prices for the Parral Project (El Cometa Property). The Qualified Persons for reporting the Parral resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM., who are Micon employees.

The reserve and resource statements for the Guanaceví, Bolañitos, El Cubo, Parral, Guadalupe y Calvo, and Terronera Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101.

14

Silver-Gold Reserves & Resources (as of December 31, 2015)
Reserves	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	107,500	254	0.52	878,000	1,795
Bolanitos	205,700	125	2.60	827,700	17,400
El Cubo	195,200	150	3.11	940,600	19,585
Total Proven	508,400	162	2.37	2,646,300	38,780
Guanacevi	798,000	205	0.45	5,260,600	11,735
Bolanitos	172,600	101	2.73	561,800	15,150
El Cubo	632,100	173	2.23	3,521,700	45,105
Total Probable	1,602,700	181	1.40	9,344,100	71,990
Total Proven & Probable	2,111,100	177	1.63	11,990,400	110,770

Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	175,500	306	0.54	1,728,000	3,090
Bolanitos	101,300	140	2.13	457,300	6,940
El Cubo	74,650	279	2.83	670,200	7,062
Total Measured	351,450	253	1.51	2,855,500	17,092
Guanacevi	2,313,200	277	0.78	20,565,600	58,215
Bolanitos	940,700	153	1.94	4,639,700	58,610
El Cubo	630,000	215	2.19	4,352,400	44,570
Terronera	2,938,000	211	1.65	19,912,000	156,000
Guadalupe y calvo	1,861,000	119	2.38	7,147,300	142,500
Total Indicated	8,682,900	203	1.65	56,617,000	459,895
Total Measured & Indicated	9,034,350	205	1.64	59,472,500	476,987
Guanacevi	1,150,520	308	0.72	11,389,100	26,671
Bolanitos	1,291,700	171	2.74	7,104,500	113,900
El Cubo	1,172,500	192	2.68	7,247,100	100,800
Terronera	1,213,000	218	1.39	8,500,000	54,400
Guadalupe y calvo	154,000	94	2.14	464,600	10,600
Total Inferred	4,981,720	217	1.91	34,705,300	306,371

Silver-Lead-Zinc Reserves & Resources (as of December 31, 2015)
Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Noche Buena	655,000	166	0.21	3,495,700	4,400
Parral	1,631,000	49	0.90	2,589,900	47,200
Total Indicated	2,286,000	83	0.70	6,085,600	51,600
Guanacevi	646,000	129	0.15	2,687,300	3,100
Parral	1,303,000	63	0.88	2,658,900	36,900
El Cubo	738,000	220	0.07	5,220,000	1,700
Total Inferred	2,687,000	122	0.48	10,566,200	41,700

See following page for notes to Reserves and Resources tables

15

Notes

1.	Reserve cut-off at Guanaceví is 200 g/t Silver equivalents
2.	Reserve cut-off at Bolañitos is 192 g/t Silver equivalents
3.	Reserve cut-off at El Cubo is 184 g/t Silver equivalents
4.	Mining width is 1.4 metres at Guanaceví
5.	Mining width of 0.8 metres at Bolañitos
6.	Mining width of 0.8 metres at El Cubo
7.	At Guanaceví dilution is 26.2% after it has been diluted to a minimum mining width if required
8.	At Bolañitos dilution is 24.0% after it has been diluted to a minimum mining width if required
9.	At El Cubo dilution is 23.9% after it has been diluted to a minimum mining width if required
10.	Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole mining methods
11.

Proven reserves are defined within 10 metres of underground development while probable reserves extend a further 15 metres from underground development at our operations. There are some reserves in Santa Cruz which are defined by close spaced drill holes below working stopes

12.	Measured and Indicated cut-off at Guanaceví is 182 g/t Silver equivalents
13.	Measured and Indicated cut-off at Bolañitos is 175 g/t Silver equivalents
14.	Measured and Indicated cut-off at El Cubo is 167 g/t Silver equivalents
15.	Measured and Indicated cut-off at Terronera is 100 g/t Silver equivalents
16.	Inferred resources cut-off at operations are the same cut-offs used as for the Measured and Indicted resources
17.	Price assumptions are $18 per ounce of silver and $1,200 per ounce for gold for the Terronera resource
18.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves

19.	Price assumptions are $16 per ounce of silver and $1,150 per ounce of gold for operating mines
20.	Silver equivalents are based on a 70:1 silver:gold price ratio
21.	Resource cut off for the Guadalupe y Calvo property is 100 g/t Ag equivalent
22.	At the Parral project a cut-off using NSR of $40 is used with the prices listed below
23.	Resources are exclusive of and in addition to mineral reserves

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter	Description	Parameter
Gold Price	US $1,000/oz	Gold Recovery (Overall)	75%
Silver Price	US $16/oz	Silver Recovery (Overall)	71%
Lead Price	US $0.65/lb	Lead Recovery (Overall)	80%
Zinc Price	US $0.65/lb	Zinc Recovery (Overall)	74%
Smelter Terms	Generic Contract

Consolidated Financial Results

Three months ended December 31, 2015 (compared to the three months ended December 31, 2014)

For the three-month period ended December 31, 2015, the Company’s mine operating loss was $1.3 million (Q4, 2014: mine operating earnings $2.2 million) on sales of $41.9 million (Q4, 2014: $48.6 million) with cost of sales of $43.2 million (Q4, 2014: $46.4 million).

The Q4, 2015 operating loss was $138.4 million (Q4, 2014: $85.2 million) after exploration costs of $1.6 million (Q4, 2014: $2.6 million), a write-off of exploration properties of $nil (Q4, 2014: $0.2 million), general and administrative costs of $1.5 million (Q4, 2014: $1.6 million) and an impairment of non-current assets of $134.0 million (Q4, 2014: $83.0 million).

16

The loss before taxes in Q4, 2015 was $139.6 million (Q4, 2014: $86.8 million) after finance costs of $0.3 million (Q4, 2014: $0.3 million), a foreign exchange loss of $0.7 million (Q4, 2014: $0.5 million) and a loss in investment and other income and expenses of $0.2 million (Q4, 2014: loss of $0.8 million) and a write-down of marketable securities of $4.8 million (Q4, 2014: $nil). As at December 31, 2015 and December 31, 2014, the Company determined there were several indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices and an update of the estimated reserves and resources. The total impairment charge for the year ended December 31, 2015 is $137.0 million net of tax ($134.0 million before tax) and for the year ended December 31, 2014 it was $55.9 million net of tax ($83.0 million before tax) (see page 19). The Company realized a loss for the period of $136.2 million (Q4, 2014: $66.9 million) after an income tax expense of $19.9 million (Q4, 2014: recovery of $19.9 million).

Sales of $41.9 million in Q4, 2015 represented a 14% decrease over the $48.6 million for the same period in 2014. There was a 16% decrease in silver oz sold and an 8% decrease in the realized silver price resulting in a 23% decrease in silver sales, and there was a 12% increase in gold oz sold and a 7% decrease in realized gold prices resulting in a 4% increase in gold sales. During the period, the Company sold 1,682,573 oz silver and 15,255 oz gold, for realized prices of $14.93 and $1,105 per oz respectively, compared to sales of 2,000,253 oz silver and 13,635 oz gold, for realized prices of $16.23 and $1,189 per oz respectively, in the same period of 2014. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $14.77 per oz and $1,106 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver inventory to 194,496 oz and decreased its finished goods gold inventory to 1,285 oz at December 31, 2015 compared to 193,228 oz silver and 1,683 oz gold at September 30, 2015. The cost allocated to these finished goods was $3.4 million, compared to $3.5 million at September 30, 2015. As of December 31, 2015, the finished goods inventory fair market value was $4.1 million compared to the fair value of $4.7 million at September 30, 2015.

Cost of sales for Q4, 2015 was $43.2 million, a decrease of 7% over the cost of sales of $46.4 million for the same period of 2014. The 7% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in Q4, 2015 to $1.6 million from $2.6 million in the same period of 2014 based on the timing of the exploration activities and the prioritizing of brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $1.5 million for the period compared to $1.6 million in the same period of 2014 primarily due to decreased corporate development costs and to the increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $0.7 million during the period compared to a loss of $0.5 million for the same period of 2014. The $0.7 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax recovery of $3.4 million during the period compared to an income tax recovery of $19.9 million for the same period of 2014. The $3.4 million tax recovery is comprised of $0.6 million in current income tax expense (Q4, 2014: current income tax expense of $14.9 million) and $4.0 million in deferred income tax recovery (Q4, 2014 $34.8 million deferred income tax recovery). Falling metal prices impacted the profitability of the operations and lowered both the income tax expense and special mining duty, while the 2014 income tax expense was significantly larger due to the impact of Mexico eliminating tax consolidation regime and recognition revenues for tax purposes related to prior years. The deferred income tax recovery of $4.0 million fell significantly compared to the $34.8 million recovery in 2014 as a result of the falling Mexican peso, tax impacts of the non-current asset impairments recognized in 2014 and 2015.

17

Year ended December 31, 2015 (compared to the year ended December 31, 2014)

For the year ended December 31, 2015, the Company’s mine operating earnings were $16.7 million (2014: $14.3 million) on sales of $183.5 million (2014: $196.9 million) with cost of sales of $166.8 million (2014: $182.6 million).

Operating losses were $131.3 million (2014: operating loss of $91.5 million) after exploration costs of $6.3 million (2014: $12.5 million), a write off of exploration properties of $nil (2014: $0.6 million), general and administrative costs of $7.7million (2014: $9.7 million) and an impairment of non-current assets of $134.0 million (2014: 83.0 million).

The loss before taxes for 2015 was $141.9 million (2014: $96.4 million) after finance costs of $1.4 million (2014: $1.4 million), a foreign exchange loss of $5.0 million (2014: $1.7 million), investment and other income and expenses of $0.6 million (2014: loss of $0.5 million) and a write down of marketable securities of $4.8 million (2014: $nil). In 2014 the Company also recognized a mark-to-market loss on derivative liabilities of $1.4 million and a mark-to-market gain on contingent liabilities of $0.1 million, which do not have comparatives in the current year as the Company no longer has any derivative or significant contingent liabilities. As at December 31, 2015 and December 31, 2014, the Company determined there were several indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices and an update of the estimated reserves and resources. The total impairment charge for the year ended December 31, 2015 is $137.0 million net of tax ($134.0 million before tax), and for the year ended December 31, 2014 it was $55.9 million net of tax ($83.0 million before tax). The Company realized a loss for 2015 of $149.9 million (2014: $74.5 million) after an income tax expense of $8.0 million (2014: recovery of $21.9 million).

Sales of $183.5 million in 2015 represented a 7% decrease compared to the $196.9 million for 2014. There was a 12% increase in silver oz sold and a 16% decrease in the realized silver price resulting in a 6% decrease in silver sales, and there was a 2% increase in gold oz sold and a 10% decrease in realized gold prices resulting in an 8% decrease in gold sales. During the period, the Company sold 7,301,698 oz silver and 59,450 oz gold, for realized prices of $15.79 and $1,148 per oz, respectively, compared to sales of 6,539,686 oz silver and 58,323 oz gold, for realized prices of $18.76 and $1,273 per oz respectively, in 2014. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $15.68 per oz and $1,160 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory to 194,496 oz and its finished goods gold inventory to 1,285 oz at December 31, 2015 compared to 507,081 oz silver and 2,378 oz gold at December 31, 2014. The cost allocated to these finished goods was $3.4 million, compared to $7.0 million at December 31, 2014. As of December 31, 2015, the finished goods inventory fair market value was $4.1 million compared to the fair value of $11.0 million at December 31, 2014.

Cost of sales for 2015 was $166.8 million, a decrease of 9% over the cost of sales of $182.6 million for 2014. The 9% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in 2015 to $6.3 million from $12.5 million in 2014 based on the timing of the exploration activities and the prioritization of focusing on brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $7.7 million for the period compared to $9.7 million in 2014 primarily due to decreased share-based compensation, corporate development costs and to the increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $5.0 million during the period compared to $1.7 million for 2014. The $5.0 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

18

The $8.0 million tax expense is comprised of $6.8 million in current income tax expense and $1.2 million in deferred income tax expense. The $6.8 million income tax expense is comprised of $4.4 million of income taxes and $2.4 million of special mining duty compared to an income tax expense of $20.9 million for 2014, comprising of $16.3 million of income taxes and $4.5 million of special mining duty. Falling metal prices impacted the profitability of the operations and lowered both the income tax expense and special mining duty, while the 2014 income tax expense was significantly larger due to the impact of Mexico eliminating tax consolidation regime and recognition revenues for tax purposes related to prior years. The deferred income tax expense of $1.2 million fell significantly compared to the $42.8 million recovery in 2014 as a result of the falling Mexican peso, tax impacts of the non-current asset impairments recognized in 2014 and 2015.

Impairment of non-current assets
The recoverable amounts of the Company’s cash-generating units (“CGUs”), which include mining properties, plant and equipment, are determined on an annual basis if impairment indicators are identified. At December 31, 2015, the continued commodity price decline led the Company to determine that there were impairment indicators and to reassess the recoverable amounts of its CGUs. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2015 the Company tested the recoverability of its operating assets, resulting in a detailed review of the Company’s three operating mines. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (silver: 2016 - $15.00 per oz, 2017 - $16.78 per oz, 2018 - $17.11 per oz; gold: 2016 - $1,125 per oz, 2017 - $1,174 per oz, 2018 - $1,192 per oz) and used a long term silver price of $17.33 per oz and a long term gold price of $1,201 per oz and a risk adjusted project specific discount rate of 9.0% -9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2015 the carrying value related to the El Cubo CGU was $113,397,000, including an associated deferred income tax asset of $5,120,000 which was greater than its estimated recoverable amount of $4,200,000, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2015, the Company recorded an impairment charge related to the El Cubo CGU of $104,300,000, plus valuation of the tax asset of $4,897,000 for a total impairment charge of $109,197,000 after tax.

At December 31, 2015 the net carrying value related to the Bolañitos CGU was $31,992,000, including an associated deferred income tax liability of $5,874,000 which was greater than its estimated recoverable amount of $6,900,000, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2015, the Company recorded an impairment charge related to the Bolañitos CGU of $29,700,000, and an associated recovery of the deferred tax liability of $4,607,000 for a net after tax impact of $25,093,000.

In 2015, The Company reviewed the Guanaceví CGU for value in use, which resulted in no significant change after the impairment charge in 2013. The Guanaceví carrying value was adjusted to value in use in 2013; any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value of $26,500,000.

At December 31, 2014 a sustained decline in precious metal prices decline led the Company to re-assess the recoverable amounts of its CGUs.

19

At December 31, 2014, the Company tested the recoverability of its operating assets, resulting in a detailed review of the Company’s three operating mines. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2015 - $18.31/oz, 2016 - $18.72/oz, 2017 - $19.51/oz; Gold: 2015 - $1,253/oz, 2016 - $1,270/oz, 2017 - $1,271/oz) and then used a long term silver price of $19.59 per ounce and a long term gold price of $1,270 per ounce and a risk adjusted project specific discount rate of 9.0% -9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2014 the carrying value related to the El Cubo CGU was $191,565,000 and net of associated deferred income tax liabilities of $52,836,000 was greater than its estimated recoverable amount of $89,000,000, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the El Cubo CGU of $55,858,000, net of tax ($83,000,000 before tax).

Selected Annual Information

Expressed in thousands US dollars	Year ended December 31
	2015	2014	2013
Revenue	$183,556	$196,928	$276,783
Net earnings (loss)	(149,941)	(74,533)	(89,465)
Basic earnings (loss) per share	(1.47)	(0.74)	(0.90)
Diluted earnings (loss) per share	(1.47)	(0.74)	(0.90)
Dividends per share	-	-	-
Total assets	114,233	265,837	366,923
Total long-term liabilities	15,385	18,975	55,804

Non-IFRS Measures

Adjusted earnings and adjusted earnings per share (“EPS”) are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore, may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that had an exercise price denominated in a currency (Canadian dollar) different from the functional currency of the Company (US dollar). Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings.

These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged.

The Company incurred impairments on current and non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Net earnings (loss) for the period	($136,245)	($66,895)	($149,941)	($74,533)
Impairment of non-current assets, net of tax	134,000	$55,858	134,000	$55,858
Write down of marketable securities	-	-	4,785	-
Mark-to-market loss/(gain) on derivative liabilities	-	-	-	1,434
Adjusted net earnings (loss)	($2,245)	($11,037)	($11,156)	($17,241)
Basic weighted average share outstanding	102,054,670	101,881,133	101,996,503	101,314,393
Adjusted net earnings (loss) per share	($0.02)	($0.11)	($0.11)	($0.17)

20

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Mine operating earnings (loss)	($1,270)	$2,301	$16,740	$14,369
Share-based compensation	83	110	432	537
Amortization and depletion	10,674	11,144	40,278	54,312
Write down (recovery) of inventory to net realizable value	234	363	234	1,255
Mine operating cash flow before taxes	$9,721	$13,918	$57,684	$70,473

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Cash from operating activities	$5,259	$10,762	$32,647	$38,763
Net changes in non-cash working capital	(403)	16,062	(2,591)	9,473
Operating cash flow before working capital adjustments	$5,662	($5,300)	$35,238	$29,290

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Operating cash flow before working capital adjustments	$5,662	($5,300)	$35,238	$29,290
Weighted average shares outstanding	102,054,670	101,881,133	101,996,503	101,314,393
Operating cash flow before WC changes per share	$0.06	($0.05)	$0.35	$0.29

21

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excluded the following additional items from EBITA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company. EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
Net earnings (loss) for the period	($136,245)	($66,895)	($149,941)	($74,533)
Amortization and depletion – cost of sales	10,674	11,144	40,278	54,312
Amortization and depletion – exploration	17	28	81	125
Amortization and depletion – general & admin	84	85	240	222
Finance costs	331	321	1,368	1,382
Current income tax expense	628	14,865	6,853	20,886
Deferred income tax expense (recovery)	(4,014)	(34,870)	1,174	(42,827)
Impairment of non-current assets	134,000	83,000	134,000	83,000
Earnings before interest, taxes, depletion and amortization	$5,475	$7,678	$34,053	$42,567
Share based compensation	556	731	2,885	3,600
Non-recurring write downs	0	250	4,785	631
Adjusted earnings before interest, taxes depletion and amortizat	$6,031	$8,659	$41,723	$46,798

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

22

Expressed in thousands US dollars	Three Months Ended December 31, 2015				Three Months Ended December 31, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$9,228	$6,977	$15,828	$32,033	$12,580	$10,873	$10,947	$34,400
Royalties	110	38	89	237	114	193	52	359
Special mining duty (1)	245	332	-	577	178	646	-	824
Opening finished goods	(1,050)	(455)	(1,249)	(2,754)	(6,984)	-	(791)	(7,775)
Finished goods NRV adjustment	-	-	-	-	-	-	217	217
Closing finished goods	1,298	619	798	2,715	4,033	441	1,042	5,516
Direct production costs	9,831	7,511	15,466	32,808	9,921	12,153	11,467	33,541
By-product gold sales	(1,768)	(5,641)	(9,455)	(16,864)	(2,415)	(8,155)	(5,648)	(16,218)
Opening gold inventory fair market value	248	552	1,075	1,875	1,140	-	629	1,769
Closing gold inventory fair market value	(337)	(471)	(557)	(1,365)	(1,262)	(726)	(865)	(2,853)
Cash costs net of by-product	7,974	1,951	6,529	16,454	7,384	3,272	5,583	16,239
Amortization and depletion	1,830	2,244	6,600	10,674	1,502	3,971	5,671	11,144
Stock-based compensation	27	28	28	83	36	37	37	110
Opening finished goods depletion	(188)	(156)	(412)	(756)	(661)	-	(416)	(1,077)
NRV cost adjustment	-	-	-	-	-	-	146	146
Closing finished goods depletion	203	261	242	706	635	115	698	1,448
Total production costs	$9,846	$4,328	$12,987	$27,161	$8,896	$7,395	$11,719	$28,010

Throughput tonnes	105,039	103,878	199,175	408,092	102,375	145,408	126,429	374,212
Payable silver ounces	754,151	241,308	690,871	1,686,330	1,014,514	580,644	354,879	1,950,037

Cash costs per ounce	$10.57	$8.09	$9.45	$9.76	$7.28	$5.64	$15.73	$8.33
Total production costs per oz	$13.06	$17.94	$18.80	$16.11	$8.77	$12.74	$33.02	$14.36
Direct production costs per tonne	$93.59	$72.31	$77.65	$80.39	$96.91	$83.58	$90.70	$89.63

Expressed in thousands US dollars	Year Ended December 31, 2015				Year Ended December 31, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$38,939	$31,239	$54,662	$124,840	$39,331	$46,676	$39,302	$125,309
Royalties	515	220	297	1,032	425	521	200	1,146
Special mining duty (1)	1,264	1,126	-	2,390	906	2,018	-	2,924
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
Finished goods NRV adjustment	-	-	-	-	-	-	799	799
Closing finished goods	1,298	619	798	2,715	4,033	441	1,042	5,516
Direct production costs	37,983	32,763	54,715	125,461	44,045	49,656	41,283	134,984
By-product gold sales	(9,397)	(27,022)	(31,844)	(68,263)	(8,336)	(44,513)	(21,392)	(74,241)
Opening gold inventory fair market value	1,262	726	865	2,853	94	-	144	238
Closing gold inventory fair market value	(337)	(471)	(557)	(1,365)	(1,262)	(726)	(865)	(2,853)
Cash costs net of by-product	29,511	5,996	23,179	58,686	34,541	4,417	19,170	58,128
Amortization and depletion	8,551	9,468	22,259	40,278	5,500	27,265	21,547	54,312
Stock-based compensation	144	144	144	432	179	179	179	537
Opening finished goods depletion	(635)	(115)	(698)	(1,448)	(220)	-	(92)	(312)
NRV cost adjustment	-	-	-	-	-	-	456	456
Closing finished goods depletion	203	261	242	706	635	115	698	1,448
Total production costs	$37,774	$15,754	$45,126	$98,654	$40,635	$31,976	$41,958	$114,569

Throughput tonnes	431,431	455,226	678,850	1,565,507	423,251	567,873	413,282	1,404,406
Payable silver ounces	3,406,340	1,389,920	2,195,379	6,991,639	3,551,763	2,276,278	1,168,875	6,996,916

Cash costs per ounce	$8.66	$4.31	$10.56	$8.39	$9.73	$1.94	$16.40	$8.31
Total production costs per oz	$11.09	$11.33	$20.55	$14.11	$11.44	$14.05	$35.90	$16.37
Direct production costs per tonne	$88.04	$71.97	$80.60	$80.14	$104.06	$87.44	$99.89	$96.11

23

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS. The Company incurred $1.6 million expense related to deferred revenue for tax purposes from prior year’s production which was excluded from 2014 production costs.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2015				Three Months Ended December 31, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$7,974	$1,951	$6,529	$16,454	$7,384	$3,272	$5,583	$16,239
Operations stock based compensation	27	28	28	83	36	37	37	110
Corporate general and administrative	550	171	521	1,242	523	300	183	1,006
Corporate stock based compensation	183	52	185	420	294	169	103	566
Reclamation - amortization/accretion	6	3	18	27	4	1	5	10
Mine site expensed exploration	229	350	614	1,193	783	(539)	693	937
Capital expenditures sustaining	2,094	1,824	5,892	9,810	3,034	2,240	5,832	11,106
All In Sustaining Costs	$11,063	$4,379	$13,787	$29,229	$12,059	$5,480	$12,436	$29,975
Growth exploration				391				1,737
Growth capital expenditures				23				345
All In Costs				$29,643				$32,057

Throughput tonnes	105,039	103,878	199,175	408,092	102,375	145,408	126,429	374,212
Payable silver ounces	754,151	241,308	690,871	1,686,330	1,014,514	580,644	354,879	1,950,037

Sustaining cost per ounce	$14.67	$18.15	$19.96	$17.33	$11.89	$9.44	$35.05	$15.37
All In costs per ounce				$17.58				$16.44

Expressed in thousands US dollars	Year Ended December 31, 2015				Year Ended December 31, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$29,511	$5,996	$23,179	$58,686	$34,541	$4,417	$19,170	$58,128
Operations stock based compensation	144	144	144	432	179	179	179	537
Corporate general and administrative	2,698	1,101	1,739	5,538	3,496	2,241	1,151	6,888
Corporate stock based compensation	1,064	434	685	2,183	1,423	912	468	2,804
Reclamation - amortization/accretion	21	12	73	106	16	4	19	39
Mine site expensed exploration	993	1,453	1,687	4,133	1,698	2,740	3,963	8,401
Capital expenditures sustaining	9,739	7,248	21,127	38,114	10,192	9,301	21,214	40,707
All In Sustaining Costs	$44,170	$16,388	$48,634	$109,192	$51,546	$19,794	$46,164	$117,504
Growth exploration				2,113				4,147
Growth capital expenditures				702				1,438
All In Costs				$112,007				$123,089

Throughput tonnes	431,431	455,226	678,850	1,565,507	423,251	567,873	413,282	1,404,406
Payable silver ounces	3,406,340	1,389,920	2,195,379	6,991,639	3,551,763	2,276,278	1,168,875	6,996,916

Sustaining cost per ounce	$12.97	$11.79	$22.15	$15.62	$14.51	$8.70	$39.49	$16.79
All In costs per ounce				$16.02				$17.59

24

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2015				Three Months Ended December 31, 2014
	Guanacevi		El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$9,228	$6,977	$15,828	$32,033	$12,580	$10,873	$10,947	$34,400
Royalties	110	38	89	237	114	193	52	359
Special mining duty (1)	245	332	-	577	178	646	-	824
Opening finished goods	(1,050)	(455)	(1,249)	(2,754)	(6,984)	-	(791)	(7,775)
Finished goods NRV adjustment	-	-	-	-	-	-	217	217
Closing finished goods	1,298	619	798	2,715	4,033	441	1,042	5,516
Direct production costs	9,831	7,511	15,466	32,808	9,921	12,153	11,467	33,541

Silver production	761,769	251,363	719,633	1,732,765	1,024,762	611,271	373,139	2,009,172
Average realized silver price	14.93	14.93	14.93	14.93	16.23	16.23	16.23	16.23
Silver value	11,373,211	3,752,850	10,744,121	25,870,181	16,631,887	9,920,928	6,056,046	32,608,862

Gold production	1,775	5,166	8,492	15,433	2,085	7,900	5,142	15,127
Average realized gold price	1,105	1,105	1,105	1,105	1,189	1,189	1,189	1,189
Gold value	1,961,375	5,708,430	9,383,660	17,053,465	2,479,065	9,393,100	6,113,838	17,986,003

Total metal value	13,334,586	9,461,280	20,127,781	42,923,646	19,110,952	19,314,028	12,169,884	50,594,865
Pro-rated silver costs	85%	40%	53%	60%	87%	51%	50%	64%
Pro-rated gold costs	15%	60%	47%	40%	13%	49%	50%	36%

Silver co-product cash costs	$11.01	$11.85	$11.47	$11.41	$8.43	$10.21	$15.29	$10.76
Gold co-product cash costs	$815	$877	$849	$845	$617	$748	$1,120	$788

Expressed in thousands US dollars	Year Ended December 31, 2015				Year Ended December 31, 2014
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$38,939	$31,239	$54,662	$124,840	$39,331	$46,676	$39,302	$125,309
Royalties	515	220	297	1,032	425	521	200	1,146
Special mining duty (1)	1,264	1,126	-	2,390	906	2,018	-	2,924
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
Finished goods NRV adjustment	-	-	-	-	-	-	799	799
Closing finished goods	1,298	619	798	2,715	4,033	441	1,042	5,516
Direct production costs	37,983	32,763	54,715	125,461	44,045	49,656	41,283	134,984

Silver production	3,440,748	1,449,773	2,288,145	7,178,666	3,587,639	2,396,179	1,228,256	7,212,074
Average realized silver price	15.79	15.79	15.79	15.79	18.76	18.76	18.76	18.76
Silver value	54,329,411	22,891,916	36,129,810	113,351,136	67,304,108	44,952,318	23,042,083	135,298,508

Gold production	7,390	23,966	28,634	59,990	7,641	37,108	18,146	62,895
Average realized gold price	1,148	1,148	1,148	1,148	1,273	1,273	1,273	1,273
Gold value	8,485,494	27,518,720	32,878,704	68,882,918	9,726,993	47,238,484	23,099,858	80,065,335

Total metal value	62,814,905	50,410,636	69,008,514	182,234,054	77,031,101	92,190,802	46,141,941	215,363,843
Pro-rated silver costs	86%	45%	52%	62%	87%	49%	50%	63%
Pro-rated gold costs	14%	55%	48%	38%	13%	51%	50%	37%

Silver co-product cash costs	$9.55	$10.26	$12.52	$10.87	$10.73	$10.10	$16.78	$11.76
Gold co-product cash costs	$694	$746	$910	$791	$728	$686	$1,139	$798

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

25

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2015				2014
Quarterly Results	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$41,991	$42,737	$47,719	$51,109	$48,677	$40,477	$54,774	$53,000
Direct cost	32,033	30,447	31,091	31,269	34,400	28,840	34,849	27,220
Royalties	237	304	243	248	359	175	278	334
Mine operating cash flow	9,721	11,986	16,385	19,592	13,918	11,462	19,647	25,446
Share-based compensation	83	109	167	73	110	140	219	68
Amortization and depletion	10,674	9,768	9,382	10,454	11,144	14,386	14,709	14,073
Write down on inventory	234	-	-	-	363	527	365	-
Mine operating earnings (loss)	($1,270)	$2,109	$6,836	$9,065	$2,301	($3,591)	$4,354	$11,305
Net earnings (loss)	(136,245)	(14,079)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037
Impairment charge, net of tax	134,000	-	-	-	55,858	-	-	-
Write down of marketable securities	-	4,785	-	-
(Gain) Loss on derivative liability	-	-	-	-	-	-	-	1,434
Adjusted earnings (loss)	(2,245)	(9,294)	($974)	$1,357	($11,037)	($11,386)	($289)	$5,471

Basic earnings (loss) per share	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04
Diluted earnings (loss) per share	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04
Adjusted earnings (loss) per share	($0.02)	($0.09)	($0.01)	$0.01	($0.11)	($0.11)	$0.00	$0.05
Weighted shares outstanding	102,054,670	101,976,901	101,976,901	101,976,901	101,881,133	101,527,951	101,336,743	100,494,157

Net earnings (loss)	($136,245)	($14,079)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037
Amortization and depletion	10,775	9,849	9,457	10,518	11,257	14,471	14,785	14,146
Finance costs	331	370	354	313	321	359	256	446
Current income tax	628	2,095	954	3,176	14,865	(171)	3,250	2,942
Deferred income tax	(4,014)	3,110	1,075	1,003	(34,870)	(1,039)	(4,644)	(2,274)
Impairment charges	134,000	-	-	-	83,000	-	-	-
EBITDA	$5,475	$1,345	$10,866	$16,367	$7,678	$2,234	$13,358	$19,297

26

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	408,092	404,878	371,745	380,792	374,212	344,393	339,276	346,255
Guanaceví	105,039	111,469	108,817	106,106	102,375	105,241	108,822	106,813
Bolañitos	103,878	109,124	106,148	136,076	145,408	137,683	142,370	142,142
El Cubo	199,175	184,285	156,780	138,610	126,429	101,469	88,084	97,300
Silver ounces	1,732,765	1,820,282	1,805,569	1,820,050	2,009,172	1,634,294	1,669,609	1,898,999
Guanaceví	761,769	867,292	958,581	853,106	1,024,762	761,272	795,824	1,005,781
Bolañitos	251,363	300,988	376,305	521,117	611,271	588,159	623,898	572,851
El Cubo	719,633	652,002	470,683	445,827	373,139	284,863	249,887	320,367
Silver grade	156	163	180	174	191	175	178	198
Guanaceví	269	285	325	300	358	278	272	350
Bolañitos	90	105	131	139	148	149	152	144
El Cubo	131	124	112	113	106	102	103	110
Silver recovery	84.6	85.7	84.0	85.2	87.3	84.5	86.1	86.1
Guanaceví	83.9	84.9	84.3	83.4	87.0	81.0	83.6	83.7
Bolañitos	83.6	81.7	84.2	85.7	88.3	89.2	83.1	87.1
El Cubo	85.8	88.7	83.4	88.5	86.6	85.6	85.7	92.7
Gold ounces	15,433	15,319	13,430	15,808	15,127	14,118	15,131	18,519
Guanaceví	1,775	1,792	1,946	1,877	2,085	1,627	1,656	2,273
Bolañitos	5,166	5,397	4,982	8,421	7,900	8,588	9,980	10,640
El Cubo	8,492	8,130	6,502	5,510	5,142	3,903	3,495	5,606
Gold grade	1.40	1.39	1.32	1.53	1.49	1.48	1.59	1.92
Guanaceví	0.61	0.58	0.64	0.63	0.70	0.59	0.55	0.77
Bolañitos	1.88	1.95	1.72	2.30	2.03	2.20	2.47	2.72
El Cubo	1.57	1.54	1.51	1.46	1.51	1.42	1.44	2.01
Gold recovery	83.9	84.9	85.4	84.5	84.4	86.3	87.4	86.6
Guanaceví	86.2	86.2	86.9	87.3	90.1	82.1	86.1	86.0
Bolañitos	82.3	78.9	84.9	83.7	83.2	88.2	82.5	85.4
El Cubo	84.5	89.1	85.4	84.7	83.8	84.3	85.7	89.0
Cash costs per oz	$9.76	$8.11	$8.60	$7.17	$8.33	$10.70	$9.87	$4.87
Guanaceví	$10.57	$7.98	$8.14	$8.23	$7.28	$11.99	$12.51	$8.30
Bolañitos	$8.09	$7.68	$4.82	$0.17	$5.64	$2.93	$1.20	($2.21)
El Cubo	$9.45	$8.48	$12.59	$13.24	$15.73	$23.10	$22.71	$6.27
Total cost per oz(1)	$16.11	$13.57	$13.88	$12.97	$14.36	$19.86	$19.19	$13.07
Guanaceví	$13.06	$10.15	$10.31	$11.16	$8.77	$13.22	$13.95	$10.72
Bolañitos	$17.94	$15.55	$11.16	$5.81	$12.74	$18.36	$16.57	$9.39
El Cubo	$18.80	$17.36	$23.55	$24.92	$33.02	$41.38	$43.00	$27.30
Costs per tonne	$80.39	$75.07	$82.80	$82.67	$89.63	$99.02	$103.58	$92.93
Guanaceví	$93.59	$79.15	$92.48	$87.34	$96.91	$105.23	$109.83	$103.90
Bolañitos	$72.31	$70.17	$70.89	$74.00	$83.58	$87.98	$93.04	$85.27
El Cubo	$77.65	$75.50	$84.14	$87.61	$90.70	$107.56	$112.88	$92.08

(1)	Total Production Cost per ounce

27

Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q4, 2015, the average price of silver was $14.77 per ounce, with silver trading between $13.71 and $16.18 per ounce based on the London Fix silver price. This compares to an average of $16.47 per ounce during Q4, 2014, with a low of $15.28 and a high of $17.64 per ounce. During Q4, 2015, the Company realized an average price of $14.93 per silver ounce compared with $16.23 for the corresponding period in 2014.

During Q4, 2015, the average price of gold was $1,105 per ounce, with gold trading between $1,049 and $1,184 per ounce based on the London Fix PM gold price. This compares to an average of $1,201 per ounce during Q4, 2014, with a low of $1,142 and a high of $1,340 per ounce. During Q4, 2015, the Company realized an average price of $1,105 per ounce compared with $1,189 for the corresponding period in 2014.

During 2015, the average price of silver was $15.68 per ounce, with silver trading between a range of $13.71 and $18.23 per ounce based on the London Fix silver price. This compares to an average of $19.08 per ounce during 2014, with a low of $15.28 and a high of $22.05 per ounce. During 2015, the Company realized an average price of $15.79 per ounce compared with $18.76 for 2014.

During 2015, the average price of gold was $1,159 per ounce, with gold trading between a range of $1,049 and $1,296 per ounce based on the London Fix PM gold price. This compares to an average of $1,266 per ounce during 2014, with a low of $1,142 and a high of $1,385 per ounce. During 2015, the Company realized an average price of $1,148 per ounce compared with $1,273 for 2014.

The major influences on precious metals prices in the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates throughout 2015.

28

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these currencies strengthen.

During Q4, 2015 the Mexican peso continued to depreciate against the US dollar. During Q4, 2015, the average foreign exchange rate was $16.75 Mexican pesos per US dollar, with the peso trading within a range of $16.40 to $17.39. This compares to an average of $13.87 during Q4, 2014, with a range of $13.34 to $14.78 Mexican pesos per U.S. dollar.

During 2015, the Mexican peso continued to depreciate against the US dollar with volatility increasing in the most recent quarters. The average foreign exchange rate was $15.86 Mexican Pesos per US dollar, with the peso trading within a range of $14.52 and $17.39. This compares to an average of $13.30 during 2014, with a range of $12.84 and $14.78 Mexican peso per US dollar.

During Q4, 2015, the Canadian dollar continued to depreciate relative to the US dollar. During Q4, 2015, the average foreign exchange rate was $1.3351 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.289 and $1.3955. This compares to an average of $1.1356 during Q4, 2014, within a range of $1.1116 and $1.1643 Canadian dollar per U.S. dollar.

During 2015, the Canadian dollar continued to depreciate relative to the US dollar. During 2015, the average foreign exchange rate was $1.2774 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.1599 and $1.3955. This compares to an average of $1.1041 during 2014, with a range of $1.0627 and $1.1643 US dollar per Canadian dollar.

29

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

2016 Outlook

Production
Endeavour estimates silver production of 4.9 to 5.3 million oz and gold production of 40,000 to 43,000 oz in fiscal 2016. Silver equivalent production is anticipated to be 7.9 – 8.5 million ounces (at a silver:gold ratio of 75:1). The projected decrease in production compared to 2015 is due to the Company’s efforts to focus on minimizing all-in sustaining costs and improving after-tax free cash flow rather than maintaining metal output.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
GUANACEVÍ	3.1-3.3	6.0-7.0	3.6-3.8	1,200-1,300
BOLAÑITOS	0.6-0.7	19.0-20.0	2.0-2.2	800-900
EL CUBO	1.2-1.3	15.0-16.0	2.3-2.5	2,000-500
TOTAL	4.9-5.3	40.0-43.0	7.9-8.5	4,000-2,700

At Guanaceví, production will continue at the 1,200 tonne per day (tpd) plant capacity primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro deposits. Underground exploration and mine development will continue to be funded from cash flow, and additional mine development is scheduled for permitting and development subject to financing from existing sources.

30

At Bolañitos, mine production will continue at 850 tpd primarily from the LL-Asunción deposit. The plant will operate closer to its 1,600 tpd capacity in the first half in order to process the 75,000 tonne ore stockpile. No exploration or mine development is planned at the current metal prices but that could change during the year if metal prices improve.

At El Cubo, investments on exploration and mine development have been suspended until metal prices improve. Production will continue from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins but will decline each month until only V-Asunción is producing prior to going on care and maintenance in the fourth quarter.

Operating Costs
Consolidated cash cost of production, net of gold by-product credits, is expected to be $8-9 per oz of silver in 2016, slightly higher than the 2015 cash cost due to the lower value of the gold credit. Consolidated cash costs on a co-product basis are anticipated to be $10.50 -$11.50 per oz silver and $800-$850 per oz gold.

All-in sustaining cost (AISC) of production, net of gold by-product credits, in accordance with the World Gold Council standard, is estimated to be $12-13 per oz of silver in 2016, substantially lower than our estimated 2015 AISC due to the lower Mexican peso to U.S. dollar exchange rate and lower sustaining capital and exploration investments. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is forecast in the $11.50 -$12.50 range. On a co-product basis, AISC's are predicted to be $13-14 per oz silver and $950-$1,050 per oz gold. Direct operating costs are estimated to be in the $77-81 per tonne range.

Capital Investments
Endeavour plans to invest $11.3 million on Guanaceví capital projects in 2016, primarily for mine development, in order to access reserves for mining and replace reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only around underground workings. The Company also has a contingent budget to invest $4.5 million on additional mine development at Guanaceví, subject to financing from existing sources. Any capital investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Exploration Expenditures
In 2016, Endeavour plans to spend $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico. The Company also has a contingent budget to invest $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing from existing sources. Any exploration investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $31.0 million at December 31, 2014 to $20.4 million at December 31, 2015, while the amount drawn on the revolving credit facility decreased by $7.0 million to $22.0 million. The Company had working capital of $17.3 million at December 31, 2015 (December 31, 2014 - $21.2 million). The $3.9 million decrease in working capital was primarily generated from operating activities.

Operating activities provided cash of $32.6 million during 2015 compared to $38.8 million during 2014. The significant non-cash adjustments to the net loss of $149.9 million were impairment of non-currents assets of $134 million, amortization and depletion of $40.6 million, share-based compensation of $2.9 million, a deferred income tax expense of $1.2 million, finance costs of $1.2 million, a write down of marketable securities of $4.8 million and a change in non-cash working capital of $2.6 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty during the period and the increase in IVA receivable offset by a decrease in trade receivables and inventories and an increase in accounts payable.

Investing activities during the period used $35.7 million compared to $41.8 million in 2014. The investments in 2015 primarily relate to significant mine development at each operation. In 2014, the Company invested similarly at each operation.

31

In 2015, capital investments totalled $37.6 million in property, plant and equipment. Of this amount, $9.6 million was invested at Guanaceví, with $7.0 million spent on 4.6 kilometres of mine development, $0.6 million spent on the tailings dam and $2.0 million on various mine equipment. At Bolañitos, the Company invested $6.5 million, including $5.6 million on underground development of 5.4 kilometres to access the LL-Asunción ore body, $0.7 million on tailings expansion and $0.2 million on mine equipment. At El Cubo, the Company invested $20.9 million, with $16.6 million on development of 12.6 kilometres underground and improving the ventilation system. An additional $4.3 million was spent on various equipment as the mine increased output to 2,200 tpd. The Company spent $0.2 million on corporate equipment and $0.4 million on land acquisition agreements. The described capital expenditures, include four equipment lease agreements totaling $1.6 million in capital asset additions, $0.5 million at Guanaceví and $1.1 million at El Cubo.

As at December, 2015, the Company held $0.6 million in available for sale investments consisting of marketable securities (December 31, 2014 - $0.8 million).

Financing activities during 2015 reduced cash by $7.3 million, compared to $0.5 million being reduced during 2014. During 2015 the Company paid $7.0 million to reduce its credit facility, paid $0.9 million in interest, reduced its finance lease obligation by $0.4 million and raised net proceeds through an at-the-market financing of $1.0 million. By comparison, during 2014, the Company had a net reduction in its credit facility of $4.0 million, paid $1.0 million of interest, and realized $4.4 million from the exercise of stock options and warrants.

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provided the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On November 25, 2015, the Company entered into an ATM facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility. A prospectus supplement to the Base Shelf was filed on November 25, 2015 to qualify the shares to be sold under the ATM facility up to a maximum of $16.5 million. During the year ended December 31, 2015, the Company issued 799,569 common shares under the ATM facility at an average price of $1.43 per share for net proceeds of $1.1 million.

Subsequent to December 31, 2015, the Company issued an additional 3,616,043 shares under the ATM facility at an average price of $1.57 per share for net proceeds of $5.5 million. The common shares were issued in at-the-market distributions on the New York Stock Exchange pursuant to our effective registration statement on Form F-10, which registers the offer and sale of the common shares under our ATM facility.

The Company believes that operating cash flow, existing working capital and proceeds from the public offering will be sufficient to cover 2016 capital requirements and commitments.

As at December 31, 2015 the Company’s issued share capital was $368.9 million, representing 102,776,470 common shares (December 31, 2014: $367.9 million representing 101,976,901 common shares).

As at December 31, 2015, the Company had options outstanding to purchase 6,322,050 common shares with a weighted average exercise price of CAN $3.80.

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On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was originally scheduled to reduce to $50 million in July 2013 and reduce to $25 million in July 2015. The purpose of the Facility was for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net a debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, an interest service coverage ratio and tangible net worth calculation. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At December 31, 2015, the Company had $22.0 outstanding million on this Facility.

In March 2015, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) as at December 31, 2014, plus 50% of subsequent quarterly earnings.

Subsequent to year end, the Company has entered into an amended restated credit agreement with Scotia Capital, including an amended Tangible Net Worth covenant requiring the tangible net worth to be greater than $45,900, subject to final satisfaction of conditions precedent, to convert the $22 million which remains outstanding under the existing line of credit into a two year term loan amortized quarterly and expiring December 31, 2017. The Company repaid $3 million on signing the amended and restated credit agreement and will pay $2.5 million each quarter.

Facility Financial Covenants	Facility Financial Requirements	2015	2014
Leverage ratio	< 3.00:1	0.53	0.64
Interest service coverage ratio	> 4.00:1	42	40
Tangible net worth (000's)	>45,900	51,020	197,031

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. An assessment by the Tax Court was made, however the Tax Court did not follow the Superior Court directive as required by law. Therefore the Company filed another Nullity action for the Tax Court to follow the Superior Court directive during the year. The Company expects the Tax Court to make a final assessment based on the Superior Court directive in 2017. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of December 31, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 65.7 million (~USD $3.8 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment.

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Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2015, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

Endeavour plans to invest $11.3 million on Guanaceví capital projects in 2016, primarily for mine development, in order to access reserves for mining and replace reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only around underground workings. The Company also has a contingent budget to invest $4.5 million on additional mine development at Guanaceví, subject to financing from existing sources. Any capital investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Contractual Obligations

The Company had the following contractual obligations at December 31, 2015:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital Assets purchases	$-	$-	$-	$-	$-
Finance lease obligation	1,180	1,180	-	-	-
Operating lease	329	208	121	-	-
Revolving credit facility	22,000	22,000	-
Other Long-Term Liabilities	7,762	-	7,513	249	-
Total	$31,271	$23,388	$7,634	$249	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp., which are related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $43,000 for the year ended December 31, 2015 (2014 - $89,000). The Company had an $111,000 net receivable related to administration costs outstanding as at December 31, 2015 (December 31, 2014 – $180,000).

During 2015, the Company was charged $151,000 (2014 - $150,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner. As of December 31, 2015, the Company had a payable outstanding of $12,000 relating to these legal services (December 31, 2014 - $3,000).

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Financial Assets and Liabilities

As at December 31, 2015, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at December 31, 2015		As at December 31, 2014
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$20,413	$20,413	$31,045	$31,045
Available for sale securities	614	614	786	786
Trade receivables	1,704	1,704	7,394	7,394
Other receivables	22,639	22,639	12,321	12,321
Total financial assets	$45,370	$45,370	$51,546	$51,546

Financial liabilities:
Accounts payable and accrued liabiities	$18,949	$18,949	$17,408	$17,408
Revolving credit facility	22,000	22,000	29,000	29,000
Total financial liabilities	$40,949	$40,949	$46,408	$46,408

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

As at December 31, 2015
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$614	$614	$-	$-
Trade receivables	1,704	1,704	-	-
Total financial assets	$2,318	$2,318	$-	$-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $4.8 million (2014 - $nil) on its marketable securities, which was re-classed from other comprehensive income (loss).

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Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.64%. As at December 31, 2015, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $220,000.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2015 there are 629,226 ounces of silver and 9,274 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2015, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.9 million.

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Outstanding Share Data

As of March 2, 2016, the Company had the following securities issued and outstanding:

  106,392,513 common shares
  6,322,050 common shares issuable under stock options with a weighted average exercise price of CAN$3.80 per share expiring between June 29, 2016 and May 13, 2020.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IAS 17, Leases
Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment).

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

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The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016 the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Mineralized Reserves and Impairment of Non-Current Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, if any, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2015, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices and updates of the estimated reserves and resources. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs fair value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

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If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for Reclamation and Rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Share-based Compensation
The Company has a share option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of Endeavour’s shares. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant Derivative Liability
The Company completed equity offerings in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different to the functional currency of the Company (US dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

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Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES
Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

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Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanaceví Mines, Bolañitos Mines and El Cubo Mines, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure.

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The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it had pursued, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems.

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The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in other jurisdictions; it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities. While the Company is of the view that the tax assessment has no legal merit and is contesting it, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future. As a result of a detailed review of the Company’s financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no material potential tax exposure arising under the assessment.

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Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company obtains title opinions for material properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company conducts a thorough investigation on the title to material properties that it has acquired or will be acquiring for assurance that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company serve as directors and officers of other public and private companies and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

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There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2015. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions
The unprecedented events in global financial markets since 2008 have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:
•the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
•the volatility of gold and silver prices affects our revenues, profits and cash flow;
•volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs;
•the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares has been significantly affected by the recent drop in precious metal prices and is likely to continue to be significantly affected by changes in precious metal prices and in the Company’s financial condition or financial performance as reflected in its quarterly financial reports.

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Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; decreased trading volume and general market interest in the Company’s securities may affect liquidity of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and any substantial decline in the price of the Company’s common shares that persists for a significant period of time could result in the Company’s securities being delisted from the Toronto Stock Exchange and/ or NYSE MKT, which would further reduce market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosures filed with the SEC by United States reporting issuers. Under SEC rules, mineralization may not be classified as a "reserve" unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the Company’s other continuous disclosure documents, may not be comparable to information made public by United States issuers subject to the reporting requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities.

In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls for acquired operations where acquired companies do not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

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Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends\
No dividends on the Company’s common shares have been declared and paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Declaration and payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

CONTROLS AND PROCEDURES
The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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At the end of the period covered by this MD&A management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this MD&A the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2015.

Changes in Internal Control over Financial Reporting
Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the first quarter of 2015, the Company enhanced its internal control system by adopting a policy to consult with a professional valuation company with experience and knowledge in assessing the financial impact of future impairments of non-current assets. Other than the change described, there have been no other changes that occurred during the period that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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